MATERIAL FACT – Payment of Interest on Capital

itaú

Material Fact

Payment of Interest on Capital

Itaú Unibanco Holding S.A. informs its stockholders that its Board of Directors has approved, at the meeting held on this date, the payment of interest on capital to stockholders ("IOC") to be made on August 29, 2025:

- R$0.3634 per share, with income tax withholding at a rate of 15%[1], resulting in net interest of R$0.30889 per share.

The calculation will be based on the final stockholding position recorded on August 18, 2025, with their shares traded "ex-rights" starting August 19, 2025.

The Board of Directors also approved the payment, to be made on August 29, 2025, as well, of interest on capital previously declared on May 29, 2025, in the gross amount of R$0.3341 (net amount of R$0.283985 per share), using the final stockholding position recorded on June 9, 2025, as the calculation basis.

Therefore, stockholders who hold or held shares in the stockholding positions mentioned above will receive, on August 29, 2025, interest on capital in the net amount of R$ 0.592875 per share.

The amounts paid per share as interest on capital are the same for common (ITUB3) and preferred (ITUB4) shares.

For further information, please visit on www.itau.com.br/investor-relations as follows: Menu > Investor Services > Contact IR.

São Paulo (SP), August 5, 2025.

Gustavo Lopes Rodrigues

Investor Relations Officer

[1] Except for the corporate stockholders able to prove that they are immune or exempt from such withholding.